SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                              Amendment No. 2

                             SelecTronics, Inc.
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                 816314108
                               (CUSIP Number)

                              Martin S. Wagner
                            Assistant Secretary
                             Xerox Corporation
                            800 Long Ridge Road
                               P.O. Box 1600
                      Stamford, Connecticut 06904-1600
                               (203) 968-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               May 19, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement.  / /

CUSIP No. 816314108
______________________________________________________________________________

(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons

     Xerox Corporation  I.R.S. Identification Number 16-0468020
______________________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  / /
     (b)  /X/
______________________________________________________________________________

(3)  SEC Use Only
______________________________________________________________________________

(4)  Source of Funds (See Instructions)

     WC, OO
______________________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
______________________________________________________________________________

(6)  Citizenship or Place of Organization

     New York
______________________________________________________________________________

                  (7)  Sole Voting Power

                       15,751,651 Shares of Common Stock (See Item 5 hereof)
                  ____________________________________________________________
Number of Shares
Beneficially      (8)  Shared Voting Power -- None
Owned by Each     ____________________________________________________________
Reporting
Person With       (9)  Sole Dispositive Power

                       15,751,651 Shares of Common Stock (See Item 5 hereof)
                  ____________________________________________________________

                  (10) Shared Dispositive Power -- None
______________________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     31,823,651 Shares of Common Stock (See Items 3 and 5 hereof)
______________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)  / /
______________________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11)

     Approximately 50% (See Item 5 hereof)
______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)

     CO
______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of SelecTronics, Inc., a Delaware corporation ("SelecTronics"). SelecTronics' principal executive offices are located at Two Tobey Village Office Park, Pittsford, New York 14534.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by Xerox Corporation, a New York corporation ("Xerox"), whose principal executive offices are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Xerox is a global company engaged in worldwide Document Processing businesses.

Set forth below is the name of each director of Xerox, the present principal occupation of such director and the business address of such director:

DIRECTOR'S    PRESENT PRINCIPAL
NAME          OCCUPATION (1)               ADDRESS (2)

Paul A.       President and Chief          Xerox Corporation
Allaire       Executive Officer            800 Long Ridge Road
                                           P.O. Box 1600
                                           Stamford, CT  06904-1600

Robert A.     Chairman Emeritus of         The Prudential Insurance Company
Beck          the Board                       of America
                                           Corporate Office, Prudential Plaza
                                           Newark, NJ  07101

Joan Ganz     Chairman of the              Children's Television Workshop
Cooney        Executive Committee          One Lincoln Plaza
              of the Board                 New York, NY  10023

B.R.          Chairman of the Executive    Suite 650-221
Inman         Committee, Science           3300 Bee Cave Road
              Applications International   Austin, TX  78747
              Corporation

Vernon E.     Partner                      Akin, Gump, Strauss, Hauer & Feld
Jordan, Jr.                                1333 New Hampshire Ave, N.W.,
                                           Suite 400
                                           Washington, D.C.  20036

Yotaro       Chairman and Chief            Fuji Xerox Co., Ltd.
Kobayashi    Executive Officer             3-5 Akasaka 3-chome
                                           Minato-ku, Tokyo 107, Japan

Hilmar       Spokesman of the Board        Deutsche Bank AG
Kopper       of Managing Directors         Taunusanlage 12
                                           60262 Frankfurt, Germany

Ralph S.     Chairman and Chief            Johnson & Johnson
Larsen       Executive Officer             One Johnson & Johnson Plaza
                                           New Brunswick, NJ  08933

John D.      Principal                     JDM Investment Group
Macomber                                   2806 N Street, N.W.
                                           Washington, D.C.  20007

Nicholas J.  Former President and          Time Warner Inc.
Nicholas,    Co-Chief Executive Officer    1271 Avenue of the Americas
Jr.                                        Rm. 3457
                                           New York, NY  10020

John E.      President                     Procter & Gamble Company
Pepper, Jr.                                One Procter & Gamble Plaza
                                           Cincinnati, OH  45202

Martha R.    John M. Olin Foundation       Karl Eller Center, Room 501
Seger        Distinguished  Fellow         University of Arizona Business
                                              School
                                           Tucson, AZ  85721

Thomas C.    Chairman                      Continental Bank, N.A.
Theobald                                   231 South LaSalle
                                           Chicago, IL  60697
_____________________________

(1) The name of the organization in which the present principal occupation of each director is conducted appears in the business address of such director set forth next to such director's present principal occupation.

(2) Unless otherwise noted, the address is that of the organization in which each director's present principal occupation is conducted, which is also the business address of such director.

Each of the directors named above (other than Messrs. Yotaro Kobayashi and Hilmar Kopper) is a United States citizen. Mr. Kobayashi is a citizen of Japan, and Mr. Kopper is a citizen of Germany.

Set forth below is the name of each executive officer of Xerox and the title of such officer at Xerox:

OFFICER'S NAME            TITLE

Paul A. Allaire           Chairman of the Board and Chief Executive Officer,
                          Chairman of the Executive Committee of the Board
Wayland R. Hicks          Executive Vice President
A. Barry Rand             Executive Vice President
Barry D. Romeril          Executive Vice President and Chief Financial Officer
Stuart B. Ross            Executive Vice President
Peter van Cuylenburg      Executive Vice President
William F. Buehler        Senior Vice President
Allan E. Dugan            Senior Vice President
Julius L. Marcus          Senior Vice President
Mark B. Myers             Senior Vice President
David R. Myerscough       Senior Vice President
Richard S. Paul           Senior Vice President and General Counsel
Leonard Vickers           Senior Vice President
Patricia C. Barron        Vice President
Richard S. Barton         Vice President
John Seely Brown          Vice President
Charles E. Buchheit       Vice President
Ronald B. Campbell, Jr.   Vice President
David T. Erwin            Vice President
Eunice M. Filter          Vice President, Treasurer and Secretary
Phillip D. Fishbach       Vice President
David W. Grainger         Vice President
Maurice F. Holmes         Vice President
Charles P. Holt           Vice President
James H. Lesko            Vice President
Roger E. Levien           Vice President
John A. Lopiano           Vice President
Patrick J. Martin         Vice President
John R. Milligan          Vice President
Alan R. Monahan           Vice President
Anne M. Mulcahy           Vice President
Colin J. O'Brien          Vice President
Russell Y. Okasako        Vice President
Wilbur I. Pittman         Vice President
Norman E. Rickard         Vice President
Ronald E. Rider           Vice President
Raghunandan D. Sachdev    Vice President and Controller
Brian E. Stern            Vice President
Patricia M. Wallington    Vice President

The organization in which the present principal occupation of each of the executive officers named above is conducted is Xerox, the principal executive offices of which are located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904-1600. Each of the officers named above (other than Messrs. Romeril, van Cuylenburg and Vickers) is a United States citizen. Messrs. Romeril, van Cuylenburg and Vickers are citizens of Great Britain.

During the past five years, neither Xerox nor, to its knowledge, any of its directors or executive officers named in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From February 1991 to September 1993, Xerox advanced to SelecTronics various loans, totaling $1,130,000 in aggregate principal amount (the "Xerox Loans"), the proceeds of which were used for working capital purposes by SelecTronics and its wholly-owned subsidiary, Microlytics, Inc., a New York corporation ("Microlytics"). The Xerox Loans were evidenced by the following demand promissory notes issued to Xerox by SelecTronics (collectively, the "Xerox Notes"): $100,000 10% Promissory Note dated February 20, 1991, $75,000 10% Promissory Note dated February 28, 1991, $250,000 10% Promissory Note dated April 2, 1991, $50,000 10% Promissory Note dated June 3, 1991, $50,000 10%
Promissory Note dated June 5, 1991, $75,000 10% Promissory Note dated June 18, 1991, $150,000 10% Promissory Note dated June 24, 1991, $100,000 10%
Promissory Note dated August 9, 1991, $180,000 8% Promissory Note dated August 2, 1993 and $100,000 8% Promissory Note dated September 14, 1993.

In connection with the Xerox Loans, SelecTronics issued to Xerox warrants to purchase an aggregate of 1,030,000 shares of Common Stock (collectively, the "Warrants") at varying exercise prices. The Warrants are exercisable at any time and expire on the fifth anniversary of the date of issue. For a description of the terms and provisions of the Warrants, reference is hereby made to the Warrants, copies of which are filed as Exhibits (1) through (4) hereto and incorporated herein by reference.

In addition, pursuant to an Option Agreement dated May 21, 1990 between Xerox and Michael Weiner, Xerox purchased an option to purchase at any time 1,000,000 shares of Common Stock owned by Michael Weiner (the "Option"). As consideration for the grant of the Option, Xerox paid Michael Weiner a sum of $500,000.

In March 1994, the Board of Directors of SelecTronics resolved to reduce outstanding indebtedness of SelecTronics and, accordingly, approved the issuance of shares of Common Stock at $0.10 per share or, at the option of Xerox, shares of Convertible Preferred Stock of SelecTronics, par value $1.00 per share ("Convertible Preferred Stock"), at $1.00 per share, in exchange for Xerox' forgiveness of all amounts due and owing under the Xerox Notes, including all accrued and unpaid interest thereon. In order to issue Common Stock or Convertible Preferred Stock, the Board of Directors and shareholders of SelecTronics approved an amendment of the Certificate of Incorporation of SelecTronics (the "Amended Certificate of Incorporation"), authorizing the increase in the number of authorized shares of Common Stock to 125,000,000 and the issuance of up to 5,000,000 shares of Convertible Preferred Stock.

The shares of Convertible Preferred Stock are convertible, at any time at the election of the holder thereof, into shares of Common Stock at a ratio approximately equal to ten shares of Common Stock to one share of Convertible Preferred Stock ("ten-to-one ratio"). In addition, the shares of Convertible Preferred Stock may be redeemed by SelecTronics at any time after the filing with the Securities and Exchange Commission of SelecTronics' Annual Report on Form 10-KSB for the fiscal year ending March 31, 1995 at the ten-to-one ratio. The Convertible Preferred Stock does not have any ordinary voting power. For a description of the terms and provisions of the Convertible Preferred Stock, reference is hereby made to the Certificate of Amendment of Certificate of Incorporation of SelecTronics dated March 2, 1994, a copy of which is filed as Exhibit (5) hereto and incorporated herein by reference.

Pursuant to a letter agreement dated March 2, 1994 between Microlytics, Inc. and Xerox (the "Xerox Conversion Agreement"), on March 19, 1994, Xerox converted all amounts due and owing under the Xerox Notes, including all accrued and unpaid interest thereon, into 1,404,200 shares of Convertible Preferred Stock (the "Conversion"). The Xerox Conversion Agreement further provides that Xerox shall have the right from time to time, at Xerox' option and so long as the shares of Convertible Preferred Stock have not been fully converted into, or redeemed in exchange for, shares of Common Stock, to designate a nominee to the Board of Directors of SelecTronics, which designee shall be subject to the written approval of SelecTronics. The Xerox Conversion Agreement also provides that, in addition to the redemption rights set forth in the Amended Certificate of Incorporation, SelecTronics may at any time redeem the shares of Convertible Preferred Stock issued to Xerox in exchange for shares of Common Stock at the ten-to-one ratio, in the event that SelecTronics issues shares of Common Stock in a single offering for an aggregate purchase price of at least $1,000,000. For a description of the terms and provisions of the Conversion, reference is hereby made to the Xerox Conversion Agreement, a copy of which is filed as Exhibit (6) hereto and incorporated herein by reference.

Xerox' working capital was used to advance the Xerox Loans. As stated in Amendment No. 1, general corporate funds of Xerox were used to purchase the Option. No funds were used to effect the Conversion.

ITEM 4.  PURPOSE OF TRANSACTION

As stated in Item 3 above, as a result of the Conversion, on May 19, 1994, Xerox acquired 1,404,200 shares of Convertible Preferred Stock, which shares are convertible at any time at Xerox' option into 14,042,000 shares of Common Stock. In addition, by virtue of its ownership of the Option and the Warrants, Xerox may be deemed to beneficially own an additional 2,030,000 shares of Common Stock. The acquisition of the Convertible Preferred Stock, Option and Warrants have been made for investment purposes only.

(a) To Xerox' knowledge, on May 19, 1994, in exchange for the forgiveness of certain indebtedness owed to Renaissance Capital Partners, Ltd. ("Renaissance") by SelecTronics and/or Microlytics, Renaissance acquired 1,556,654 shares of Convertible Preferred Stock, which shares are convertible at any time at Renaissance's option into 15,566,540 shares of Common Stock.

(b) - (f) Xerox does not have any plans or proposals which relate to or would result in any of the actions described in paragraphs (b) through (f) of Item 4.

(g) As stated in Item 3 above, the Certificate of Incorporation of SelecTronics was amended to authorize the increase in the number of authorized shares of Common Stock to 125,000,000 and the issuance of up to 5,000,000 shares of Convertible Preferred Stock.

(h) - (j) Xerox does not have any plans or proposals which relate to or would result in any of the actions described in paragraphs (h) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As stated in Item 3 above, Xerox beneficially owns an aggregate of 31,823,651 shares of Common Stock, of which 14,042,000 shares are represented by 1,404,200 shares of Convertible Preferred Stock, 1,030,000 shares by the Warrants and 1,000,000 shares by the Option. Xerox owns the remaining 15,751,651 shares directly in the form of Common Stock. The 31,823,651 shares of Common Stock represent approximately 50% of 63,441,714 shares, (3) the total number of shares of Common Stock outstanding as at December 31, 1993. To Xerox' knowledge, none of its directors and executive officers named in Item 2 above beneficially owns any shares of Common Stock.

(b) Xerox presently has sole power to vote or to direct the vote and to dispose or direct the disposition of 15,751,651 shares of Common Stock. Should Xerox elect to convert the Convertible Preferred Stock it presently owns into shares of Common Stock and/or exercise the Warrants and/or Option, it will have the power to vote or to direct the vote and to dispose or direct the disposition of such shares of Common Stock as may be acquired upon conversion and/or exercise thereof. To Xerox' knowledge, none of its directors and executive officers named in Item 2 above has either sole or shared power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock.

(c)  Except as otherwise described herein, including, without limitation,
Item 6 hereof, neither Xerox nor, to its knowledge, any of its directors and executive officers named in Item 2 above has effected any transaction in shares of Common Stock during the past 60 days.

(d)  None.

(e)  Not applicable.
_____________________________

     (3) The total number of shares of Common Stock outstanding as at May 20, 1994 is calculated as follows: 48,269,714 shares of Common Stock issued and outstanding as at May 20, 1994, plus 14,042,000 shares of Common Stock which are subject to the conversion privilege represented by the 1,404,200 shares of Convertible Preferred Stock, plus 1,030,000 shares of Common Stock which are subject to the Warrants, plus 1,000,000 shares of Common Stock which are subject to the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as stated in Items 3, 4 and 5 above, neither Xerox nor, to its knowledge, any of its directors and executive officers named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of SelecTronics, including, but not limited to, those enumerated in Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION

   (1) Warrant to purchase 100,000 shares of Common Stock dated February 20, 1991 between Selectronics and Xerox.

   (2) Warrant to purchase 75,000 shares of Common Stock dated February 28, 1991 between Selectronics and Xerox.

   (3) Warrant to purchase 675,000 shares of Common Stock dated August 9, 1991 between Selectronics and Xerox.

   (4) Warrant to purchase 180,000 shares of Common Stock dated August 2, 1993 between Selectronics and Xerox.

   (5) Certificate of Amendment of Certificate of Incorporation of SelecTronics dated March 2, 1994.

   (6) Xerox Conversion Agreement dated March 2, 1994, made by SelecTronics, and agreed to and accepted by Xerox and Microlytics.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 1994                            XEROX CORPORATION

                                        By:Martin S. Wagner
                                        Assistant Secretary